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EMAIL ADDRESS Mike.Ringler@SKADDEN.COM	TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com March 26, 2020	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

[VIA EDGAR]

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Melissa Gilmore
Ms. Melissa Raminpour
Ms. Sherry Haywood
Ms. Erin Purnell

Re:	XRAY-TWOLF HoldCo Corporation
Registration Statement on Form S-4
Filed February 18, 2020
File No. 333-236492

Dear Ladies and Gentlemen:

On behalf of our client, XRAY-TWOLF HoldCo Corporation, a Delaware corporation (the “Company”), we are providing its responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received from the Staff by letter dated March 16, 2020 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 (File No. 333-236492) (the “Preliminary S-4 Registration Statement”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Preliminary S-4 Registration Statement are being filed electronically via the EDGAR system today.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Form S-4 filed February 18, 2020

Proxy Statement Prospectus Cover Page/Letter to Stockholders, page i

1.	Please disclose the total numbers of Xray-Twolf HoldCo Corporation shares that will be issued in connection with the transactions. See Item 501(b)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to the joint letter to stockholders in Amendment No. 1.

How does the Xperi board of directors recommend that I vote?, page xii

2.

Please disclose here that Xperi directors and current and certain former executive officers have financial interests in the mergers that may be different from, or in addition to, those of Xperi stockholders generally. We note your disclosure on page 68.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page xiii.

How does the TiVo board of directors recommend that I vote?, page xvii

3.

Please disclose here that TiVo directors and executive officers have financial interests in the mergers that may be different from, or in addition to, those of TiVo stockholders generally. We note your disclosure on page 91.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page xix.

Interests of Xperi and TiVo Directors and Executive Officers in the Mergers, page 10

4.

Please quantify the benefits and financial interests that Xperi and TiVo directors and officers will receive as a result of their interests in the mergers. Please also quantify these amounts in your related risk factor on page 27.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 10 and page 11. The Company further notes that it does not believe that the value of the benefits and financial interests that Xperi’s and TiVo’s non-employee directors may become eligible to receive as a result of their interests in the mergers are able to be quantified beyond metrics discussed on page 10 and page 11. As discussed on page 10, up to three of Xperi’s current non-employee directors may continue as directors of the Company (in addition to Mr. Kirchner, who is a director and executive officer), but the identity of such directors has not been determined at this time. Also as discussed on page 11, Xperi’s former non-employee directors will be entitled to indemnification by the Company. In addition, as discussed on page 11, up to three of TiVo’s current directors may continue as directors of the Company, but the identity of such directors has not been determined at this time. Because none of Xperi’s non-employee directors will hold unvested Xperi RSUs at the effective time or be a party to any severance, retention or change in control agreement with Xperi, the Company believes that the current disclosure addresses the material interests of Xperi’s non-employee directors.

In addition, because the Company has disclosed: (A) on page 11, (i) the treatment in the TiVo merger of stock options and RSUs held by TiVo non-employee directors, (ii) the indemnification of former TiVo non-employee directors by the Company and (iii) the continuation, by up to three TiVo directors, as directors of the Company; and (B) in the Golden Parachute Compensation Table on page 103, the payment of $750,000 to Raghavendra Rau, the Company believes that the current disclosure addresses the material interests of TiVo’s non-employee directors.

Selected Historical Financial Data of TiVo, page 20

5.

We note your disclosure in footnote 2 to the table that the TiVo board planned to separate the Product and IP Licensing businesses into separately traded public companies by April 2020, and that the separation process will continue after the business combination. We note also the disclosure in Xperi’s Annual Report on Form 10-K for the year ended December 31, 2019 about the separation. Please revise the proxy statement/prospectus to discuss the current plans regarding the separation, including anticipated timing and any specific risks to the combined company.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 page iv, page ix, page 5, page 32, page 33, page 35, page 36, page 37, page 38, page 44, page 59 and page 173.

Xperi and TiVo will incur significant transaction costs in connection with the mergers., page 27

6.	To the extent possible, please disclose the estimated expenses related to the mergers.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 29.

TiVo Other Equity Awards, page 116

7.	You disclose the conversion of TiVo stock based awards that may be granted prior to the completion of the mergers. Please update your related disclosure as necessary to reflect such additional awards.

Response: The Company acknowledges the Staff’s comment and will update the disclosure as necessary to reflect any additional awards granted prior to the completion of the mergers. At the present time, based on the currently expected timing of completion of the mergers, no such awards are contemplated to be made.

Exclusive Forum, page 181

8.

Please revise to make your exclusive forum disclosures on pages 181 and 198 consistent with the HoldCo Form of Amended and Restated Bylaws, Section 8.13 of Annex E. Also, we note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, such other federal court located within the state of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to

Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 190 and page 207. The Company respectfully notifies the Staff that it deleted Section 8.13 of the Company’s Form of Amended and Restated Bylaws.

Exhibits 99.2 and 99.4, page 370

9.

We note the statements that these exhibits apply only to the filed registration statement and not to any amendments except with prior written consent. Please provide the basis for the consents not applying to amendments or confirm for us that consents will be filed with each amendment.

Response: The Company acknowledges the Staff’s comment and confirms that consents will be filed with each amendment.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (650) 470-4620 or mike.ringler@skadden.com or Peter P. Jones at (650) 470-4621 or peter.jones@skadden.com.

Sincerely,

/s/ Mike Ringler
Mike Ringler

cc:	Paul Davis, Xperi Corporation (via e-mail)
Pamela Sergeeff, TiVo Corporation (via e-mail)
Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP (via e-mail)
Jon E. Gavenman, Cooley LLP (via e-mail)